Filed by Helix Energy Solutions Group, Inc. pursuant to
Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 001-32936

Helix – Hornbeck Earnings / Transaction Prepared Remarks

Operator

Good morning and welcome to today’s conference call to discuss the combination of Helix Energy Solutions and Hornbeck Offshore, as well as Helix’s first quarter 2026 results. Please note, this event is being recorded.

At this time, all participants are in listen-only mode. Should you need assistance, please signal a Conference Specialist by pressing the star key followed by zero.

After today’s presentation, there will be a question-and-answer session. To ask a question you may press star then 1 on a touch-tone phone. To withdraw your question please press star then 2.

You can find today’s investor presentation, as well as the press release regarding the transaction, at each company’s investor relations website. The press release regarding Helix’s first quarter 2026 results can be found at Helix’s investor relations website, as well as the earnings presentation.

I would now like to turn the call over to Erik Staffeldt, Executive Vice President and Chief Financial Officer at Helix. Please go ahead.

Erik Staffeldt, Helix’s Executive Vice President and Chief Financial Officer

Thank you, and good morning.

As highlighted, any forward-looking statements we make during today’s conference call are given in the context of today only and are subject to important risks, as discussed in the presentation. Actual results and events could differ materially from those discussed here. Please also refer to the additional information discussed on this slide, as well as in our SEC filings.

I’ll now turn to a brief overview of Helix’s first quarter 2026 results.

Helix’s team delivered another well-executed quarter, safely and efficiently providing our customers with world-class service. Our first quarter results reflect expected seasonal levels during the winter in the North Sea and Gulf of America Shelf – impacting our Well Intervention, Robotics and Shallow Water Abandonment Segments – and they reflect the costs of the successful workover of Thunderhawk field.

Revenues for the first quarter were $288 million with a gross profit of $9 million, resulting in a net loss of $13 million. Adjusted EBITDA for the quarter was $32 million with operating cash flow of $62 million, resulting in Free Cash Flow of $59 million.

Highlights for the quarter include:
•	strong utilization of the Q4000 performing Well intervention work at improved rates;
•	the successful workover and recommencement of production of our Thunderhawk field;
•	a return to a two-vessel market in the North Sea with the Seawell reactivation and return to operations, with good utilization expected in 2026; and

•	strong cash flow generation of $59 million, as I shared earlier.

With that, our cash position and liquidity remain strong, with $501 million of cash and $612 million of liquidity at the end of the quarter.

Overall, our first quarter results were as expected, perhaps even marginally better than expected. The current macro environment remains uncertain, but we are seeing some positive developments in the markets we serve. Oil supply disruptions, increased commodity prices and increased regulatory enforcement in the North Sea are providing positive catalysts that may drive increased activity by our customers for the balance of 2026 and into 2027. We also expect momentum to continue to build in the offshore market.

With the results we delivered in Q1 and supported by our backlog with several key contracts, we are maintaining our guidance for 2026 of:

•	Revenue of $1.2B to $1.4B
o	Revenues in line with 2025.

•	EBITDA of $230M to $290M
o	Impacted by the Thunderhawk workover in Q1 and the upcoming Sea Helix 1 docking.

•	CAPEX of $70M to $80M
o	Our 2026 spending plans are primarily a mix of regulatory maintenance on our vessels and intervention systems and fleet renewal of our robotics ROVs.

•	Free cash flow of $100M to $160M
o	We expect continued meaningful free cash flow generation with variability driven by ultimate working capital movements.

Key forecast drivers for our annual guidance include:
•	second half utilization on the Q4000 and Q7000;
•	late season North Sea intervention market;
•	strong markets for our Robotics fleet; and
•	a stable Shallow Water Abandonment Segment.

Our quarterly financial performance in 2026 is expected to follow the same cadence as our previous year’s results, with the second and third quarters being our most active quarters, and the first and fourth quarters impacted by winter weather. Our balance sheet is strong, with $310 million of funded debt, $501 million of cash and strong cash flow generation expected in 2026.

If you have any questions on our quarterly results or outlook for 2026, please feel free to reach out to our team directly.

With that, we will transition to the transaction announcement portion of the call.

For that, I am joined by Bill Transier, Helix’s Chairman of the Board; Scotty Sparks, Helix’s Executive Vice President and Chief Operating Officer; and Todd M. Hornbeck, Hornbeck’s Chairman, President and Chief Executive Officer. Also, joining us for the question-and-answer portion of the call will be Jim Harp, Hornbeck’s Executive Vice President and Chief Financial Officer, and Potter Adam, Hornbeck’s Senior Vice President of Finance.

Now, before I kick it over to Bill, I do want to note we have slides supporting the following information on each company’s investor relations website. So, please feel free to refer to those as we go through the call.

With that, Bill, over to you.

Bill Transier, Helix’s Chairman of the Board

Thanks, Erik.

By combining Helix and Hornbeck, we are bringing together two market leaders and establishing a premier integrated offshore services company, poised to create value for current shareholders of both Hornbeck and Helix.

There are many compelling benefits to this combination.

First, the strategic combination will create a recognized leader in offshore operations with a diversified and expanded high-specification fleet of specialty vessels, supported by subsea robotics, well intervention and technical service capabilities, including trenching subsea pipelines and cables.

Also, the combined company will provide innovative and integrated subsea and marine transportation solutions to customers across deepwater energy, defense and renewables, thereby expanding service offerings moving forward.

Further, combining Helix’s well intervention and robotics vessels with Hornbeck’s specialty and ultra-high specification offshore support vessels will allow us to offer a complementary, end-to-end service offering that will materially expand the combined company’s ability to meet a broader share of customers’ deepwater needs spanning the offshore cycle.

All of this, in combination with the significant annual revenue and cost synergies the transaction is expected to generate of $75 million or more within three years following the close, make for a strong combination rationale.

We’ll dig deeper into the strategic and financial benefits shortly, and I do want to cover the terms of the transaction in more detail too.

First, though, I would be remiss if I didn’t take the opportunity to acknowledge Owen Kratz, Helix’s President and Chief Executive Officer, for the significant role he has held in building Helix into what it is today.

Owen announced late last year his plan to retire from Helix. I am sure you saw his quote in the press release, reiterating his support for the transaction. He has agreed to support Todd through the close of the deal and will remain available thereafter, as needed. He, along with the entire executive management team, are committed to getting this combination across the finish line.

With that, I’ll turn to the key highlights of the transaction.

This is structured as an all-stock transaction, which will allow shareholders from both sides to participate in the significant upside potential of the combined company.

The terms of the agreement, which are outlined in the press release we issued this morning, have been approved by the Boards of Directors of both companies.

At closing, which we expect to occur in the second half of 2026 subject to approval by Helix shareholders, the receipt of applicable regulatory approvals and the satisfaction of other customary closing conditions, Helix shareholders will own approximately 45% of the combined company and Hornbeck shareholders will have approximately 55% ownership. I will note that parties representing a significant majority of the ownership of Hornbeck, including Ares Management funds, have delivered written consent approving the transaction.

Through this combination, we will bring together two best-in-class teams with aligned cultures. Following the close, Todd Hornbeck will serve as President and Chief Executive Officer of the combined company. The combined company’s Board of Directors will comprise seven directors, three of whom will be from Helix and four from Hornbeck, including Todd. I will serve as Chairman of the combined company’s Board.

Post closing, the combined company will operate under the Hornbeck Offshore Services name and trade on the New York Stock Exchange under the ticker symbol “HOS,” with the Helix brand to be retained for Well Intervention Services. The combined company’s headquarters will be in Houston, Texas, and Covington, Louisiana.

I also want to touch on why we’re stronger and more competitive together as a combined company.

In 2025, Helix had revenue and EBITDA of $1.3 billion and $272 million, respectively, with more than $500 million in cash at the end of the first quarter. When you include Hornbeck’s 2025 annual results, the combined company will increase revenue and EBITDA by 56% and 106%, respectively.

As well, we will have incremental growth drivers of two newbuild MPSVs and 23 vessels that will be available for reactivation.

In summary, we believe this unique combination is a compelling opportunity to enhance value for Helix’s shareholders and deliver sustainable, long-term growth.

Now, Todd will provide an overview of Hornbeck

Todd M. Hornbeck, Hornbeck’s Chairman, President and Chief Executive Officer

Thanks, Bill.

Let me start by sharing some background on Hornbeck. We are one of the preeminent, market-leading providers of Ultra High-Spec marine logistics services to a broad range of offshore energy, infrastructure and defense customers.

We have a leading deepwater High- and Ultra High-Spec fleet with a geographic footprint across the U.S. Gulf of America, Mexico, the Caribbean, Guyana, Suriname and Brazil.

Our focus, at the end of the day, is tailored logistics solutions that address a broad spectrum of unique customer “life-of-field” requirements, and we have proven operational capabilities and an unwavering commitment to safety and risk management, as Helix does as well.

We’ve also included key highlights of the company by the numbers, including approximately 71 vessels in our current fleet, with two new MPSVs under construction and expected to deliver in 2027, giving us a pro forma fleet of 73 vessels with a fair market value of $2.8 billion. We generated Adjusted EBITDA of $288 million and an Adjusted EBITDA margin of 40% for fiscal year 2025. I would also like to note that if you have any additional questions about Hornbeck as a company and our financials, you can find that information in the Appendix section of this presentation.

We are confident that this transaction maximizes value and provides the best long-term prospects to deliver superior returns for our combined investors. We are pleased that the all-stock consideration will allow Helix and Hornbeck investors to participate in the upside of this combination.

With that, I’ll turn it to Scotty Sparks, Helix’s Executive Vice President and Chief Operating Officer, to walk us through the combined company’s global presence and complementary business offerings.

Scotty Sparks, Helix’s Executive Vice President and Chief Operating Officer

Thanks, Todd.

Another important benefit to this transaction is the geographic alignment of our two companies. Helix’s global presence in the West Africa, Asia Pacific and North Sea regions, as well as the United States and Brazil, and Hornbeck’s concentration in the Americas, including Brazil and Mexico, creates a combined global footprint spanning the key offshore basins worldwide.

The combined company’s footprint will include cabotage-protected markets and will have direct access to leading offshore customers, enabling the delivery of premier deepwater services through technologically advanced assets.

This global presence translates to a diversified revenue stream, with approximately half of the combined company’s revenue expected to come from the United States, followed by Brazil and then the North Sea region.

We also want to share more information on our combined customer base and how we expect to serve these customers as a combined company. We provide essential services to many of the key organizations and companies that fuel the global economy.

We see the integration of complementary service offerings increasing our combined company’s relevance with customers and creating unique cross-selling opportunities that will drive growth and improve margins.

Further, the combined fleet of vessels and specialty equipment will enable a comprehensive suite of combined services as a “one stop shop” for customers, while enhancing profitability through asset optimization and enhanced scale.

Both companies have high-quality, blue-chip customers with whom we have developed strong, in-depth relationships. Among our customers are global, market-leading companies operating at the forefront of innovation in their respective fields. We are looking forward to delivering an enhanced offering of integrated solutions to our expanded customer base.

Now, I’ll turn it back to Todd to talk through our worldclass deepwater fleet and our soon-to-be leading position in the defense industry.

Todd M. Hornbeck, Hornbeck’s Chairman, President and Chief Executive Officer

Thank you, Scotty.

Now, we mentioned a moment ago that together Helix and Hornbeck will have a fleet of high-quality, deepwater high spec vessels.

The combined company will focus on well intervention, subsea and specialty services, robotics, marine transportation and emerging technologies to support the deepwater energy, defense and renewable markets.

The combined company will have the highest specification fleet of specialty vessels designed to support deepwater life-of-field services globally. It will be the only company capable of providing riser-based well intervention, subsea operations and IRM, and surface vessel logistics support. Additionally, we are combining Helix’s market leading position in subsea trenching of pipeline and cable with Hornbeck’s leading position in providing support to offshore energy development.

It’s also important to note that the combined company will have increased exposure to the defense industry through a cutting-edge fleet supporting military operations and related capabilities.

Together, Helix and Hornbeck will have operations that provide multiple types of defense services. This includes surface and subsea vessel activities, vessel management and emerging technologies such as marine autonomy and artificial intelligence.

These capabilities, along with advantages like trusted relationships with key officials and decades of experience in the industry, will position the combined company well to increase revenue from defense customers.

Now I’d like to transition to an essential element of the transaction, the combined company’s scale and growth platform and the significant synergy potential.

We are confident that the combined company will be poised for future growth and shareholder value creation, with a strong balance sheet, low leverage and significant cash at closing to advance the combined company’s value-driven strategy.

Importantly, this financial strength and projected substantial free cash flow generation will provide significant flexibility for organic growth and investments in the business, or other strategic M&A, to increase long-term shareholder value creation.

The combined company’s scaled, life-of-field business is expected to mitigate through-cycle earnings volatility, while also enabling flexible global asset deployment where demand is strongest.

As you will see on the slide deck, another key part of why we’re so confident in the combined company’s strong financial profile going forward is the significant synergy opportunities the transaction presents.

Specifically, we expect to realize $75 million or more in annual cost and revenue synergies within three years following the transaction close.

The synergies are expected to result from combined and integrated service offerings, as well as expanding services offered to existing customers, driving revenue pull-through. The scale of the combined company’s fleet will enable asset optimization, reducing reliance on third-party vessel charters and delivering efficiencies across maintenance, procurement and operations. In short, we expect to operate more efficiently and benefit from growth opportunities, post-closing.

I’ll now turn the call back to Bill to close us out.

Bill Transier, Helix’s Chairman of the Board

I’ll wrap things up by reiterating that we believe this transaction represents an incredibly exciting opportunity for Helix and Hornbeck, as well as both companies’ shareholders and other stakeholders. By bringing these two leaders together, we will create an even stronger combined company designed to innovate, execute with scale and grow.

I’d also like to take a moment to thank the talented teams of both Helix and Hornbeck. This transaction reflects their continued hard work and dedication, and we would not have been able to reach this milestone without their efforts. I know I speak for the leadership teams of both companies when I say we are very grateful for your many contributions.

Thank you for joining us today. I’ll now open the floor to questions.

Operator, we’ll take our first question now.

Important Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction, Helix intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the common stock of Helix (“Helix Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of Helix (the “proxy statement/prospectus”), and Helix will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus, or any other document that Helix may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HELIX AND HORNBECK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of Helix (the “Helix Shareholders”). Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed by Helix with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Helix, including the proxy statement/prospectus (when available), will be available free of charge from Helix’s website at helixesg.com under the “Investors” tab.

Participants in the Solicitation
Helix and certain of its directors and executive officers and Hornbeck and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the Helix Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of Helix’s directors and executive officers in the solicitation by reading Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 26, 2026, Helix’s subsequent Quarterly Reports on form 10-Q filed with the SEC, Helix’s definitive proxy statement for the 2026 annual meeting of shareholders filed with the SEC on April 1, 2026 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Helix Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and other relevant materials when filed with the SEC.

Forward-Looking Statements
This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding Helix’s proposed merger with Hornbeck, Helix’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, estimated synergies, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,”

“plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding: Helix’s and Hornbeck’s expectations, hopes, beliefs, intentions or strategies regarding the completion of the proposed transaction on the anticipated terms and timing, or at all, including obtaining regulatory and shareholder approvals, and the satisfaction of other conditions to the completion of the proposed transaction; timeline and ability to realize anticipated benefits of the proposed transaction (including expected synergies and balance sheet balances); and governance of the combined company. These forward-looking statements are based largely on Helix’s and Hornbeck’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Helix’s or Hornbeck’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to potential litigation relating to the proposed transaction, including the effects of any outcomes related thereto; the risk that disruptions from the proposed transaction (including the ability of certain customers to terminate or amend contracts upon a change of control) will harm Helix’s or Hornbeck’s business, including current plans and operations, including during the pendency of the proposed transaction; the ability of Helix or Hornbeck to retain and hire key personnel, to retain customers or maintain relationships with their respective suppliers and customers; the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Helix’s or Hornbeck’s financial performance as well as unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Helix’s or Hornbeck’s businesses; the inability of Helix and Hornbeck to achieve expected synergies from the transaction or that it may take longer or be more costly than expected to achieve those synergies; an inability to de-leverage on the expected timeline, or at all; the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Helix and Hornbeck of the acquisition; the inability to successfully integrate Hornbeck’s operations with those of Helix without unexpected cost or delay; certain restrictions during the pendency of the proposed transaction that may impact Helix’s or Hornbeck’s ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, including in circumstances requiring Helix or Hornbeck to pay a termination fee and expense reimbursement; the risk that Helix’s or Hornbeck’s share price may decline significantly if the proposed transaction is not consummated; there may be liabilities that are not known, probable or estimable at this time or unexpected costs, charges or expenses; actions by governments, regulatory authorities, customers, suppliers and partners; market conditions; results from acquired properties; demand for services; the performance of contracts by suppliers, customers and partners; operating hazards and delays, which includes delays in delivery, chartering or customer acceptance of assets or terms of their acceptance; ultimate ability to realize current backlog; employee management issues; complexities of global political and economic developments; geologic risks; volatility of oil and gas prices and other risks described from time to time in Helix’s filings with the SEC. In addition, Helix and Hornbeck caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Helix or Hornbeck following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of Helix or Hornbeck, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts Helix’s or Hornbeck current plans and operations as a result of the announcement of the proposed transaction; (v) Helix’s and Hornbeck’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of Helix and Hornbeck to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to Helix and Hornbeck as of the date of this press release and, while Helix and Hornbeck believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, Helix and Hornbeck do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Helix’s periodic filings with the SEC, including Helix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Helix’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. Helix’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.